Global Health Voyager
7800 Oceanus Drive
Los Angeles, CA 90046
1/3/2014

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Ms. Linda Cvrkel, Branch Chief
Ms. Claire Erlanger, Staff Accountant

Re:	Global Health Voyager, Inc. Extension Request for Response to Letter from the Securities and Exchange Commission dated December 24, 2013

Dear Ms. Cvrkel and Ms. Erlanger:

We have reviewed the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 24, 2013, with respect to the following annual and periodic report of Global Health Voyager, Inc. (the “Registrant” or the “Company”): the Form 10-K for the Fiscal Year Ended December 31, 2012 filed with the Commission on May 17, 2013. As discussed with Ms. Erlanger, we respectfully request a 30 day extension to respond to the comment letter.

Very truly yours,

Global Health Voyager

By:	/s/ Ali Moussavi
Ali Moussavi
Chief Executive Officer